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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 4 TO


                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               MAXTOR CORPORATION
                           (Name of Subject Company)

                               MAXTOR CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                               DR. CHONG SUP PARK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             211 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 432-1700

                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:
                            DIANE HOLT FRANKLE, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                            PALO ALTO, CA 94301-1825

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     Maxtor Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated November 8, 1995, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule 14D-9 dated November 9, 1995, November 28, 1995 and December 7, 1995, respectively (as amended, the "Schedule 14D-9") relating to the tender offer by Hyundai Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hyundai Electronics America, a California Corporation (the "Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 8, 1995, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule 14D-1 dated November 28, 1995, December 7, 1995 and December 20, 1995, respectively. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (b)
     Background of the Transaction; Past Contacts, Transactions and Negotiations with Parent and the Purchaser.


     The last paragraph on Page 13 and the first full paragraph on page 14 of the Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 disseminated to the stockholders of the Company on or about November 9, 1995 (the "Amendment No. 1") under the caption "Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company" in Item 4 are hereby amended to read as follows (changes have been italicized):



     Later that day, the legal and financial advisors of Parent and the Special Committee met again. At this meeting, representatives of Bear Stearns made a presentation justifying a range of prices between $6.30 and $12.33 per Share based on a variety of different valuation methodologies, which were comparable company analysis, comparable transaction analysis and review of historical trading data of the Company and acquisition premiums paid in public comparable transactions, and proposed a per Share acquisition price of $10.75
"See -- 'Opinion of Financial Advisor'." Representatives of Merrill Lynch advised the Special Committee's representatives that $10.75 was not acceptable to the Parent and that $5.15 per Share was a full and fair price. Representatives of Merrill Lynch also advised the Special Committee's representative that their client was reviewing its options concerning further negotiations.



     On October 26, 1995, the Company issued a press release stating that the Special Committee did not accept Parent's offer per Share and that the parties were reviewing their options concerning negotiations and announcing its quarterly financial results, including net loss of $44.5 million for the quarter ended September 30, 1995, compared to the $13.8 million net loss reported for the quarter ended July 1, 1995. See Section 7. On October 26, 1995, the Hyundai Shareholders filed an amendment to their Schedule 13D disclosing that Parent had delivered the letter described above to the Special Committee. The Special Committee also met on October 26, 1995 to consider the status of negotiations and concluded that it would seek to continue discussions with Parent. Thereafter, and after discussing the matter with the Special Committee and Bear Stearns, Mr. Gallo of the Special Committee and Mr. Y.H. Kim, President and Chief Executive Officer of Parent, met to discuss Parent's offer. At their meeting, Mr. Gallo indicated that the Special Committee desired a price of $8.00 per Share and Mr. Kim indicated that he believed agreement would be difficult to reach if the Special Committee were not willing to consider a price significantly below $8.00, but that HEI would respond to the Special Committee's position. Mr. Kim also reiterated Parent's view that $5.15 per Share was a full and fair price for the Shares not already owned by the Hyundai Shareholders. The October 26, 1995 letter sent from the Special Committee to Hyundai outlined the reasons why the Company believed a purchase price of $8 per Share was fair. The financial information in the letter had been discussed with and reviewed by Bear Stearns. The financial and valuation information included in the letter was derived from a financial analysis which was later formally presented to the Special Committee by Bear Stearns on November 1, 1995. The range of values discussed in the October 26, 1995 letter was $6.30 to $12.33


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


per Share based on the Special Committee's belief that the comparable transaction analysis and merger premium analysis were most meaningful to the Special Committee's negotiating posture. For strategic negotiating reasons, lower valuation ranges which were derived from other analyses conducted by Bear Stearns were not included in the October 26, 1995 letter.



     In making the decision to go from its $10.75 counteroffer to a discussion of an $8 price, the Special Committee considered several factors, including: (1) the uncertainty regarding whether negotiations with Hyundai would, in fact, continue in the event that the Special Committee insisted upon further discussions in the $10.75 range, (2) the financial condition of the Company and
(3) the beliefs of the members of the Special Committee regarding the likely perception in the marketplace of announcing that negotiations with Hyundai had broken off.



     The following supplements the last paragraph on page 15 of the Amendment No. 1:



Bear Stearns took note of the range of prices presented in price negotiations on October 25, 1995 and the oral counter proposal to Parent's $5.15 offer of $10.75 per Share, and advised that in its view the $6.70 price was fair from a financial point of view in light of the company's current financial condition and the high potential for value erosion due to factors previously discussed with the Special Committee, taking into account the range of implied values for the Company based on their analyses. The Special Committee considered the fact that the range of prices presented by Bear Stearns included values higher as well as lower than the proposed $6.70 price, but concluded that the $6.70 offer was the highest price that could be negotiated with Parent, based on the extensive arms' length negotiations with Parent in light of the high potential for value erosion for the Company. See "-- Opinion of Financial Advisor."



     Certain Litigation. The following information supplements the information set forth in the Amendment No. 1 under the caption "Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company" in
Item 4.



     The Company is also a defendant in the previously described Wacholder
Action.



     On November 17, 1995, a purported class action entitled Silber v. Maxtor Corporation, et al. C.A. No. 14708 (the "Silber Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Chancery Court"). The Silber Action named as defendants each of the current members of the Board of Directors, the Company, Parent and the Purchaser. The Silber Action alleged, among other things, that the defendants violated their fiduciary duties in structuring the Offer to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is grossly unfair and inadequate, that Parent, the Purchaser and the Hyundai Shareholders dominate and control the Company and the Board of Directors giving them access to nonpublic information relating to the true value of the Company and preventing a truly independent evaluation of the Offer, and that the Special Committee was not independent. The Silber Action sought relief including, among other things, that the court preliminarily and permanently enjoin the consummation of the Offer, order defendants to carry out their fiduciary duties, account for and place in trust all profits realized from their alleged actions, and award attorneys' fees and costs.



     On November 20, 1995, a purported class action entitled Barrington v. Gallo, et al. C.A. No. 14711 (the "Barrington Action") was filed in the Delaware Chancery Court. The Barrington Action named as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Ryal R. Poppa, a former director of the Company, were also named as defendants. The Barrington Action alleged that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Barrington Action sought relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs.



     On November 1, 1995, a purported class action entitled Campanella v. Maxtor Corporation, et al., C.A. No. CV753578 (the "Campanella Action") was filed in the Superior Court for the State of California in the County of Santa Clara. The Campanella Action named as defendants each member of the current Board of Directors except Mr. Christ. The Campanella Action also named as defendants the Company, HEI, Parent,


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and Mr. Ryal R. Poppa, a former director of the Company. The Campanella Action alleged that, because HEI controls and dominates the directors of the Company and the Company directors approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price," the defendants committed fraud and aided and abetted one another in violating fiduciary duties. The Campanella Action sought relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorney's fees and costs. None of the defendants in the Campanella Action have been served, and no defendant learned of the Campanella Action before December 8, 1995.



     On December 13, 1995, plaintiffs in the Wacholder Action, the Silber Action and Barrington Action filed a Consolidated Amended Complaint which, in addition to the allegations in the original complaints, alleged that defendants breached their duties of disclosure by failing to disclose all material facts, including
(i) the bases and methodologies underlying Bear Stearns' evaluation and opinion of the fairness of the consideration offered to the Company's stockholders, (ii) the circumstances surrounding the negotiations for the acquisition of Shares and why the individual defendants agreed to a price of $6.70 per Share when such consideration was at the low end of Bear Stearns' range of values, (iii) why the Special Committee retreated from its first proposal of $10.75 per Share to $8.00 per Share without an intervening counteroffer from Hyundai, (iv) that the terms of Parent's Consent Rights purported to limit the Company's directors in the exercise of their fiduciary duties to obtain the best price for the Shares and
(v) that Hyundai dictated the terms of, and negotiations for, the sale of the Company by exercising its control over the Company's business dealings.



     On December 14, 1995, the Delaware Chancery Court issued an order consolidating the Wacholder Action, the Silber Action and the Barrington Action under the caption, In Re Maxtor Corporation Shareholders Litigation, Consolidated C.A. No. 14668 (the "Consolidated Action").



     On December 18, 1995, counsel to the parties in the Consolidated Action and the Campanella Action agreed to Memorandum of Understanding governing a proposed settlement of such litigation. The Memorandum of Understanding provides for, among other things, (i) certain disclosure to be disseminated to shareholders of the Company as promptly as practicable (such disclosure is included in this supplement), (ii) the Consolidated Action to be certified, conditionally and for settlement purposes only, as a class action, (iii) such litigation to be dismissed with prejudice and (iv) defendants' agreement not to oppose an application by plaintiffs' counsel for an award of fees of $290,000 and expenses not to exceed $25,000, to be paid jointly by the Company and Parent. The Memorandum of Understanding and the proposed settlement are conditioned on, among other things, final approval by the Delaware Chancery Court, confirmatory discovery by plaintiffs, the purchase of Shares pursuant to the Offer and the consummation of the Merger. The foregoing description of the Memorandum of Understanding is qualified in its entirety by reference to the text of such memorandum, which has been filed as an exhibit to the Schedule 14D-1. See
Section 6 of this Supplement.



     Opinion of Financial Advisor



     Comparable Company Analysis. The first full paragraph under the caption "Special Factors -- Opinion of Financial Advisor -- Comparable Company Analysis" of Item 4 in the Amendment No. 1 is hereby amended to read as follows (changes have been italicized):



     Bear Stearns compared certain actual and estimated financial data, stock market data and multiples of income statement parameters of certain other publicly traded companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry (disk drives) as the Company. The Comparable Companies met the following criteria: (1) they were all U.S. based companies, (2) they all do business world wide, (3) there was adequate stock market and financial information about each of these companies from which to derive a meaningful comparison, (4) each company derived a majority of its revenues from its disk drive business in the last twelve months and (5) during the last twelve months, each company had revenues exceeding $250 million. Bear Stearns used the following five companies it considered to be generally comparable (the "Comparable Companies"): Conner Peripherals, Inc. ("Conner"), Micropolis Corporation, Quantum Corporation ("Quantum"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation. Bear Stearns excluded Conner from calculations involving valuation multiples because, in its view, Conner's stock is no longer trading on the basis of its financial performance but is instead trading on the basis of its pending merger


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with Seagate. Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product mixes and different proportions of original equipment manufacturer ("OEM") and distribution sales and have different operating histories and financial conditions.



     Comparable Transaction Analysis. The first three paragraphs under the caption "Opinion of Financial Advisor -- Comparable Transaction Analysis" of
Item 4 in the Amendment No. 1 are hereby amended to read as follows (changes have been italicized):



     Bear Stearns analyzed the multiples of various financial statistics implied by the consideration paid in eight pending or consummated merger and acquisition transactions since 1990 involving companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry sector as the Company. The eight pending or consummated merger transactions used herein as comparables represent the relevant transactions in the data storage industry since January 1, 1990 for companies where there was adequate stock market and/or financial information about each of the transactions from which to derive a meaningful comparison; and the size of the transaction exceeded $10 million. To the extent information was publicly available for these transactions, multiples analyzed included price per share to latest twelve months and projected earnings per share and aggregate transaction value (defined as the total price paid for all equity securities of a company plus debt less cash) to latest twelve months revenues, EBITDA and EBIT. The transactions analyzed included: Conner and Seagate; the Disk Drive Division ("Digital") of Digital Equipment Corporation and Quantum; Sunward Technologies, Inc. and Read-Rite Corporation; Archive Corporation and Conner Peripherals, Inc.; Colorado Memory Systems, Inc. and Hewlett-Packard Company; Dastek, Inc. and Komag Incorporated; WangDAT, Inc. and Rexon Incorporated; and Cipher Data Products, Inc. and Archive Corporation (collectively, the "Comparable Transactions"). Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product offerings and market positions than the Company and have different operating histories and financial conditions. In performing the Comparable Transactions analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Transactions were completed to the Company's respective income statement parameters.



     Based on the harmonic mean multiple of aggregate transaction value to latest twelve months revenues of 0.77x for the Comparable Transactions, the Company's implied equity value per share was $12.31. This harmonic mean multiple compared to a range of 0.45x to 1.69x for the Comparable Transactions. Based on the harmonic mean multiple of price per share to projected next year earnings per share of 9.2x for the Comparable Transactions, the Company's implied equity value per share ranged from $4.60 to $9.20. This harmonic mean multiple compared to a range of 7.2x to 15.9x for the Comparable Transactions. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $4.60 to $12.31. Bear Stearns noted that the $6.70 offer price was within this range of values.



     Bear Stearns observed that two recent transactions involving disk drive companies (i.e., Conner/Seagate and Digital/Quantum) were more comparable than the other transactions and therefore analyzed the multiples of various financial statistics implied by the consideration paid in each of these transactions separately. These transactions were deemed by Bear Stearns to be more comparable because they involved companies which derived a substantial portion of their revenue from the manufacture and sale of hard disk drives.



     Review of Historical Trading Data and Acquisition Premiums. The fourth full paragraph under the caption "Opinion of Financial Advisor -- Review of Historical Trading Data and Acquisition Premiums" of Item 4 in the Amendment No. 1 is hereby amended to read as follows (changes have been italicized):



     Bear Stearns also reviewed certain publicly available information relating to thirteen completed and pending acquisitions of remaining interests greater than 20% since January 1, 1994 involving publicly traded


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companies. Such analysis examined the premiums paid by significant shareholders relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior in acquisitions of remaining interests were 26%, 44% and 48%, respectively. Bear Stearns does not consider average premiums paid in other transactions to be relevant to evaluating the fairness of any proposed transaction, including the transaction contemplated herein.



     Plans of the Company after the Transaction



     On November 14, 1995, the Company was informed by the Interested Manufacturer that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED



     Item 8 is hereby amended by addition of the following information:



     Antitrust. Parent has filed with the Antitrust Division a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The 15 calendar day waiting period following the filing by Parent will expire at 11:59 p.m. on December 21, 1995, unless Parent receives a request for additional information or documentary materials, or the Antitrust Division or the FTC terminate the waiting period prior thereto.



     Exon-Florio Provision. On November 17, 1995, the Purchaser and the Company confirmed that no filings are required with CFIUS under the Exon-Florio Provision with regard to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 9 is hereby amended by addition of the following:



     Exhibit 22 Press Release, dated December 20, 1995 issued by Hyundai Electronics America.



     Exhibit 23  Supplement, dated December 20, 1995.



     Exhibit 24 Complaint captioned Campanella v. Maxtor Corporation, et. al., C.A. No. 14711 filed in the Superior Court for the State of California in the County of Santa Clara on November 1, 1995.



     Exhibit 25 Consolidated Amended Complaint captioned In Re Maxtor Corporation Shareholders Litigation, Consolidated C.A. No. 14668 filed in the Delaware Chancery Court on December 13, 1995.



     Exhibit 26  Memorandum of Understanding, dated December 18, 1995.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 20, 1995


                                                    MAXTOR CORPORATION

                                          By /s/  GLENN H. STEVENS
                                            Glenn H. Stevens
                                            Vice President, General Counsel and
                                            Secretary

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                                 EXHIBIT INDEX

  EXHIBIT                                                                                  PAGE
   NUMBER                                DOCUMENT DESCRIPTION                             NUMBER
------------   ------------------------------------------------------------------------   ------
Exhibit 1      Offer to Purchase dated November 8, 1995. ..............................     *
Exhibit 2      Letter of Transmittal dated November 8, 1995. ..........................     *


Exhibit 3      Agreement and Plan of Merger among Maxtor Corporation, Hyundai
               Acquisition, Inc. and Hyundai Electronics America dated as of November
               2, 1995. ...............................................................     *
Exhibit 4      Rights Agreement dated as of January 27, 1998 between Maxtor Corporation
               and The First National Bank of Boston, as Rights Agent. ................     *
Exhibit 5      Amendment to Rights Agreement dated as of September 10, 1993 between
               Maxtor and The First National Bank of Boston, as Rights Agent. .........     *
Exhibit 6      Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between
               Maxtor Corporation and The First National Bank of Boston, as Rights
               Agent. .................................................................     *
Exhibit 7      Letter to Stockholders of Maxtor Corporation dated November 9, 1995. ...     *
Exhibit 8      Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd.,
               Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai
               Merchant Marine Co., Ltd. and Maxtor Corporation dated September 10,
               1993. ..................................................................     *
Exhibit 9      Restated Certificate of Incorporation of Maxtor Corporation effective
               February 3, 1994. ......................................................     *
Exhibit 10     Manufacturing and Purchasing Agreement between Maxtor Corporation and
               Hyundai Electronics Industries Co., Ltd. dated April 27, 1995.
               (Confidential treatment has been requested for portions of this
               exhibit.)...............................................................     *
Exhibit 11     Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
               Electronics Industries Co., Ltd. dated as of August 31, 1995. ..........     *
Exhibit 12     Credit Agreement among Maxtor Corporation, as Borrower, and the Initial
               Lenders Named therein and the Issuing Bank, as Initial Lenders and the
               Issuing Bank, and Citibank, N.A., as Administrative Agent, dated as of
               August 31, 1995. .......................................................     *
Exhibit 13     Memorandum of Understanding between Hyundai Electronics Industries Co.,
               Ltd. and Maxtor Corporation dated September 19, 1995. ..................     *
Exhibit 14     Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995. ............     *
Exhibit 15     Forms of Indemnity Agreements between Maxtor Corporation and its
               officers and directors. ................................................     *
Exhibit 16     Press Release, dated November 1, 1995 issued by Maxtor Corporation. ....     *
Exhibit 17     Press Release, dated November 3, 1995 issued by Maxtor Corporation. ....     *
Exhibit 18     Complaint captioned Wacholder v. Gallo, et al., C.A. No. 14668 filed in
               the Delaware Chancery Court on November 1, 1995. .......................     *
Exhibit 19     Complaint captioned Silber v. Maxtor Corporation, et al., C.A. No. 14708
               filed in the Delaware Chancery Court on November 17, 1995. .............     *
Exhibit 20     Complaint captioned Barrington v. Gallo, et al., C.A. No. 14711 filed in
               the Delaware Chancery Court on November 20, 1995. ......................     *
Exhibit 21     Press Release, dated December 7, 1995 issued by Hyundai Electronics
               America. ...............................................................     *
Exhibit 22     Press Release, dated December 20, 1995 issued by Hyundai Electronics
               America ................................................................
Exhibit 23     Supplement, dated December 20, 1995. ...................................


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
  EXHIBIT                                                                                  PAGE
   NUMBER                                DOCUMENT DESCRIPTION                             NUMBER
------------   ------------------------------------------------------------------------   ------
Exhibit 24     Complaint captioned Campanella v. Maxtor Corporation, et al, C.A. No.
               14711 filed in the Superior Court for the State of California in the
               County of Santa Clara on November 1, 1995. .............................
Exhibit 25     Consolidated Amended Complaint captioned In Re Maxtor Corporation
               Shareholders Litigation, Consolidated C.A. No. 14668 filed in the
               Delaware Chancery Court on December 13, 1995. ..........................
Exhibit 26     Memorandum of Understanding, dated December 18, 1995. ..................


---------------
* Previously filed.

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